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                            KINROSS GOLD CORPORATION

                              RESTRICTED SHARE PLAN

    FEBRUARY 15, 2001 AND AMENDED AS OF JANUARY 31, 2003, FEBRUARY 28, 2004,
                       MAY 10, 2004 AND DECEMBER 21, 2005

                                   ARTICLE ONE

                         DEFINITIONS AND INTERPRETATION

Section 1.01 DEFINITIONS: For purposes of the Restricted Share Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

        (a) "Act" means the BUSINESS CORPORATIONS ACT (Ontario) or its successor, as amended from time to time;

        (b) "Associate" where used to indicate a relationship with any person or company means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company;
                (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;

        (c) "Change of Control" means the occurrence of any one or more of the following events:

                (i) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its affiliates (as such term is defined in the Act) and another corporation or other entity, as a result of which the holders of common shares of the Corporation prior to the completion of the transaction hold less than 50% of the outstanding common shares of the successor corporation after completion of the transaction;

                (ii) the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its subsidiaries which have an aggregate book



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               value greater than 30% of the book value of the assets, rights and properties of the Corporation and its subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Corporation in the course of a reorganization of the assets of the Corporation and its subsidiaries;

                (iii) a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

                (iv) any person, entity or group of persons or entities acting jointly or in concert (an "Acquiror") acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or affiliates of the Acquiror (as such terms are defined in the Act to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation's outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

                (v) as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Corporation for election to the Board of Directors shall not constitute a majority of the Board of Directors; or

                (vi) the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

                For the purposes of the foregoing "Voting Securities" means common shares of the Corporation and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.

        (d) "Committee" means the Directors or if the Directors so determine in accordance with Section 2.03 of the Restricted Share Plan, the committee of the Directors authorized to administer the Restricted Share Plan which includes any compensation committee of the board;

        (e) "Common Shares" means the common shares of the Corporation, as adjusted in accordance with the provisions of Article Five of the Restricted Share Plan;
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        (f)     "Corporation" means Kinross Gold Corporation, a corporation incorporated under the Act;

        (g) "Deferred Payment Date" means the date for a Canadian Resident Participant under the Restricted Share Plan after the Restricted Period and not later than the Canadian Resident Participant's Retirement Date which the Canadian Resident Participant has elected to defer receipt of Restricted Shares;

        (h) "Designated Affiliate" means the affiliates of the Corporation designated by the Committee for purposes of the Restricted Share Plan from time to time;

        (i) "Directors" means the board of directors of the Corporation from time to time;

        (j) "Eligible Contractors" means individuals, other than Eligible Employees that (i) are engaged to provide on a BONA FIDE basis consulting, technical, management or other services to the Corporation or any Designated Affiliates under a written contract between the Corporation or the Designated Affiliate and the individual or a company which the individual consultant is an employee and (ii) in the reasonable opinion of the Corporation, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Affiliate;

        (k) "Eligible Employees" means employees, including officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate of the Corporation;

        (l) "Insider" shall have the meaning ascribed thereto in the SECURITIES ACT (Ontario) other than a person who is an Insider solely by virtue of being a director or senior officer of a subsidiary of the Corporation and any Associate of an Insider;

        (m)     "NYSE" means the New York Stock Exchange;

        (n) "Participant" for the Restricted Share Plan means each Eligible Contractor and Eligible Employee to whom Restricted Share Rights are granted;

        (o) "Restricted Period" means any period of time that a Restricted Share Right is not exercisable and the Participant holding such Restricted Share Right remains ineligible to receive Restricted Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant;

        (p) "Retirement" in respect of a Participant means the Participant ceasing to be an Eligible Employee or Eligible Contractor after attaining a stipulated age in

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                                      -4-

                accordance with the Corporation's normal retirement policy or earlier with the Corporation's consent;

        (q) "Retirement Date" means the date that a Participant ceases to be an Eligible Employee or Eligible Contractor;

        (r) "Restricted Share Plan" means the restricted share plan described in Article Three hereof;

        (s) "Restricted Share Rights" has such meaning as ascribed to such term at Section 3.02 of this Restricted Share Plan;

        (t) "Restricted Shares" means the Common Shares issuable upon the exercise of Restricted Share Rights;

        (u)     "Stock Exchanges" means collectively, the TSE and the NYSE;

        (v) "Termination" means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Corporation or a Designated Affiliate or cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise other than the Retirement of the Eligible Employee;
                (ii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or a Designated Affiliate; and

        (w)     "TSE" means The Toronto Stock Exchange.

Section 1.02 SECURITIES DEFINITIONS: In the Restricted Share Plan, the terms "affiliate", "subsidiary" and "insider" shall have the meanings given to such terms in the SECURITIES ACT (Ontario).

Section 1.03 HEADINGS: The headings of all articles, Sections, and paragraphs in the Restricted Share Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Restricted Share Plan.

Section 1.04 CONTEXT, CONSTRUCTION: Whenever the singular or masculine are used in the Restricted Share Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.05 REFERENCES TO THIS RESTRICTED SHARE PLAN: The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Restricted Share Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

Section 1.06 CANADIAN FUNDS: Unless otherwise specifically provided, all references to dollar amounts in the Restricted Share Plan are references to lawful money of Canada.
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                                   ARTICLE TWO

         PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE PLAN

Section 2.01 PURPOSE OF THE RESTRICTED SHARE PLAN: The Restricted Share Plan provides for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees and consultants of the Corporation and the Designated Affiliates of the Corporation and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Common Shares by key employees and consultants of the Corporation and Designated Affiliates of the Corporation, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees, consultants and directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

Section 2.02 ADMINISTRATION OF THE RESTRICTED SHARE PLAN: The Restricted Share Plan shall be administered by the Committee and the Committee shall have full authority to administer the Restricted Share Plan including the authority to interpret and construe any provision of the Restricted Share Plan and to adopt, amend and rescind such rules and regulations for administering the Restricted Share Plan as the Committee may deem necessary in order to comply with the requirements of the Restricted Share Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Restricted Share Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Restricted Share Plan and of the rules and regulations established for administering the Restricted Share Plan. All costs incurred in connection with the Restricted Share Plan shall be for the account of the Corporation.

Section 2.03 DELEGATION TO COMMITTEE: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, including any compensation committee of the board of directors of the Corporation.

Section 2.04 RECORD KEEPING: The Corporation shall maintain a register in which shall be recorded:

        (a)     the name and address of each Participant in the Restricted Share
                Plan;

        (b) the number of Restricted Share Rights granted to each Participant under the Restricted Share Plan; and

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         (c)      the number of Restricted Shares issued to each Participant under the Restricted Share Plan.

Section 2.05 DETERMINATION OF PARTICIPANTS AND PARTICIPATION: The Committee shall from time to time determine the Participants who may participate in the Restricted Share Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Rights shall be granted and the provisions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Restricted Share Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

Section 2.06 MAXIMUM NUMBER OF SHARES: The maximum number of Common Shares made available for the Restricted Share Plan is 4,000,000 which shall be allocated as follows:

        (a) Restricted Share Plan: The maximum number of Common Shares made available for the Restricted Share Plan shall be determined from time to time by the Committee, but in any case, shall not exceed 4,000,000 Common Shares in the aggregate.

        (b) The number of Common Shares issuable, at any time pursuant to Restricted Share Rights and all other compensation arrangements of the Corporation shall not exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to Insiders pursuant to Restricted Share Rights and all other compensation arrangements of the Corporation, within a one-year period, shall not exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issuable to any one Insider and such Insider's Associates pursuant to Restricted Share Rights, with a one-year period, shall not exceed 5% of the total number of Common Shares then outstanding. The aggregate number of Common Shares reserved for issuance to any one person upon the exercise of Restricted Share Rights shall not exceed 5% of the total number of Common Shares then outstanding. For purposes of this Section 2.06, the number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Restricted Share Right.

                                  ARTICLE THREE

                              RESTRICTED SHARE PLAN

Section 3.01 RESTRICTED SHARE PLAN: A Restricted Share Plan is hereby established for Eligible Employees and Eligible Contractors.

Section 3.02 PARTICIPANTS: The Committee shall have the right to grant, in its sole and absolute discretion, to any Participant rights to acquire any number of fully paid and non-assessable Common Shares ("Restricted Share Rights") as a discretionary payment in consideration of past


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services to the Corporation, subject to this Restricted Share Plan and with such provisions and restrictions as the Committee may determine. Each Restricted
Share Right is exercisable for one Common Share of the Corporation, without payment of additional consideration, at the end of the Restricted Period or, if applicable, at a later Deferred Payment Date, if any, without any further action on the part of the holder of the Restricted Share Right in accordance with this Article Three.

Section 3.03 RESTRICTED SHARE RIGHT AGREEMENT: Each grant of a Restricted Share Right under the Restricted Share Plan shall be evidenced by a Restricted Share Right Agreement between the Participant and the Corporation. Such Restricted Share Right shall be subject to all applicable terms and conditions of the Restricted Share Plan and may be subject to any other terms and conditions which are not inconsistent with the Restricted Share Plan and which the Committee deems appropriate for inclusion in a Restricted Share Agreement. The provisions of the various Restricted Share Agreements entered into under the Restricted Share Plan need not be identical.

Section 3.04 RESTRICTED PERIOD: Upon the grant of Restricted Share Rights to a Participant, the Committee shall determine the Restricted Period applicable to such Restricted Share Rights.

Section 3.05 DEFERRED PAYMENT DATE: If you are a Canadian Resident you may elect to defer the receipt of all or any part of their entitlement to Restricted Shares until a Deferred Payment Date.

Section 3.06 PRIOR NOTICE OF DEFERRED PAYMENT DATE: Canadian Residents who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than sixty (60) days prior to the expiration of the Restricted Period. Participants may change a Deferred Payment Date by providing written notice to the Corporation not later than sixty (60) days prior to the Deferred Payment Date.

Section 3.07 RETIREMENT OR TERMINATION DURING RESTRICTED PERIOD: In the event of the Retirement or Termination of a Participant during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

Section 3.08 RETIREMENT OR TERMINATION AFTER RESTRICTED PERIOD: In the event of the Retirement or Termination of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Corporation shall issue forthwith Restricted Shares issuable upon the exercise of Restricted Share Rights held by the Participant.

Section 3.09 PAYMENT OF DIVIDENDS: Subject to the absolute discretion of the Committee, the Committee may determine to pay Participants cash equal to any cash dividends declared on Common Shares that would be payable on Restricted Shares issuable upon the exercise of Restricted Share Rights for which the Restricted Period has not expired in the manner and at the time such dividends are ordinarily paid to holders of Common Shares. The Corporation shall pay Participants cash equal to any cash dividends declared and paid on Common Shares that would be payable on Restricted Shares issuable upon the exercise of Restricted Share Rights for which


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the Restricted Period has expired and the Deferred Payment Date has not occurred in the manner and at the time such dividends are ordinarily paid to holders of Common Shares. Section 3.10 DEATH OR DISABILITY OF PARTICIPANT: In the event of the death or total disability of a Participant, any Restricted Shares represented by Restricted Share Rights held by the Participant shall be immediately issuable by the Corporation.

Section 3.11 CHANGE OF CONTROL: In the event of a Change of Control, all Restricted Share Rights outstanding shall be immediately exercised for Restricted Shares notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Section 3.12 NECESSARY APPROVALS: The Restricted Share Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation or by a written resolution of all of the shareholders of the Corporation in accordance with the Act and acceptance by the Stock Exchanges or any regulatory authority having jurisdiction over the securities of the Corporation. The Committee may grant Restricted Share Rights prior to such approval and acceptance provided that any such Restricted Share Rights shall be null and void unless such approval and acceptance is given. In the event that such approval and acceptance has not been obtained on or before July 15, 2001, the Restricted Share Plan and any Restricted Share Rights outstanding shall be terminated and be of no further force or effect.

Section 3.13 TERM OF THE RESTRICTED SHARE PLAN: The Restricted Share Plan, as set forth herein, shall become effective as of July 28, 2000. The Restricted Share Plan shall remain in effect until it is terminated by the Board of Directors.

                                  ARTICLE FOUR

                      WITHHOLDING TAXES AND SECURITIES LAWS
                         OF THE UNITED STATES OF AMERICA

Section 4.01 WITHHOLDING TAXES: The Corporation or any Designated Affiliate of the Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Common Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the Restricted Share Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate of the Corporation for any amount which the Corporation or Designated Affiliate of the Corporation is required to withhold with respect to such taxes.


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                                  ARTICLE FIVE

                                     GENERAL

Section 5.01 EFFECTIVE TIME OF RESTRICTED SHARE PLAN: The Restricted Share Plan shall become effective upon a date to be determined by the board of directors.

Section 5.02 AMENDMENT OF RESTRICTED SHARE PLAN: The Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Restricted Share Plan, provided that any amendment, modification or change to the provisions of the Restricted Share Plan which would:

        (a)     materially increase the benefits under the Restricted Share
                Plan;

        (b) increase the number of Common Shares, other than by virtue of Sections 5.06, 5.07 and 5.08 of the Restricted Share Plan, which may be issued pursuant to the Restricted Share Plan; or

        (c) materially modify the requirements as to eligibility for participation in the Restricted Share Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation, if required, by the Stock Exchanges and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Restricted Share Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

Section 5.03 NON-ASSIGNABLE: Except as otherwise may be expressly provided for under this Restricted Share Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable.

Section 5.04 RIGHTS AS A SHAREHOLDER: No holder of any Restricted Share Rights shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period. Subject to Section 5.09, no holder of any Restricted Share Rights shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of exercise of any Restricted Share Right.

Section 5.05 NO CONTRACT OF EMPLOYMENT: Nothing contained in the Restricted Share Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Restricted Share Plan by a Participant shall be voluntary.

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Section 5.06 CHANGE OF CONTROL: In the event of a Change of Control, each
Participant who holds Restricted Share Rights shall receive the securities, property or cash which the Participant would have received upon such Change of Control if the Participant had held the Restricted Shares issuable upon exercise of such Restricted Share Rights immediately prior to such Change of Control.

Section 5.07 ADJUSTMENT IN NUMBER OF SHARES SUBJECT TO THE RESTRICTED SHARE
PLAN: In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

        (a) the number of Common Shares available under the Restricted Share Plan; and

        (b)     the number of Common Shares subject to any Restricted Share
                Rights.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Restricted Share Plan.

Section 5.08 SECURITIES EXCHANGE TAKE-OVER BID: In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the SECURITIES ACT (Ontario)) pursuant to which 100% of the issued and outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all holders of Restricted Share Rights requiring them to surrender their Restricted Share Rights within 10 days of the mailing of such notice, and the holders of Restricted Share Rights shall be deemed to have surrendered such Restricted Share Rights on the tenth (10th) day after the mailing of such notice without further formality, provided that:

        (a) the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement restricted share rights to the holders of Restricted Share Rights on the equity securities offered as consideration;

        (b) the Committee has determined, in good faith, that such replacement options have substantially the same economic value as the Restricted Share Rights being surrendered; and

        (c) the surrender of Restricted Share Rights and the granting of replacement restricted share rights can be effected on a tax deferred basis under the INCOME TAX ACT (Canada).

Section 5.09 NO REPRESENTATION OR WARRANTY: The Corporation makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Restricted Share Plan.

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Section 5.10 COMPLIANCE WITH APPLICABLE LAW: If any provision of the Restricted
Share Plan or any Restricted Share Right contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 5.11 INTERPRETATION: This Restricted Share Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.